EXHIBIT 99.1

Date: December 27, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Silvercrest Metals Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	December 19, 2024
Record Date for Voting (if applicable) :	December 19, 2024
Beneficial Ownership Determination Date :	December 19, 2024
Meeting Date :	February 06, 2025
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828363101	CA8283631015
OPTION HOLDERS

Sincerely,

Computershare

Agent for Silvercrest Metals Inc.